July 20, 2017
VIA EDGAR CORRESPONDENCE
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     XL Group Ltd
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 1-10804

Dear Ms. Blye:
We are in receipt of the letter dated July 7, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to XL Group Ltd’s (“XL” or “we”) Annual Report on Form 10-K for the fiscal year ended December 31, 2016.
The letter requests XL to respond to the Staff’s comments within ten business days or to advise you when XL will provide its response.  XL has reviewed the Staff’s comments and has begun preparation of its response.  However, XL will require additional time to consider and respond fully to the Staff’s comments.  Accordingly, XL respectfully requests an extension of time to respond to the Staff’s comments until August 4, 2017.  We will endeavor to submit the response earlier if feasible.

Please call me at +1 (441) 292 8515 if you have questions regarding this letter. Thank you.
Very truly yours,
By: /s/ Kirstin Gould
General Counsel and Secretary
XL Group Ltd

cc:    Suzanne Hayes
Assistant Director
Division of Corporation Finance

Pradip Bhaumik
Special Counsel
Division of Corporation Finance

Satish M. Kini
Debevoise & Plimpton LLP